UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934


                               (Amendment No. 13)*


                               Acxiom Corporation
                                (Name of Issuer)


                          Common Stock, $.10 par value
                         (Title of Class of Securities)


                                   005-125-109
                                 (CUSIP Number)


                  Various transactions during the calendar year
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [ ]    Rule 13d-(c)
         [X]    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 005-125-109

1.       NAME OF REPORTING PERSON/
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles D. Morgan, individually

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [  ]
         (b)      [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                                    5.      SOLE VOTING POWER
NUMBER OF
                                            3,715,141.2
SHARES
                                    6.      SHARED VOTING POWER
BENEFICIALLY
                                            0
OWNED BY
                                    7.      SOLE DISPOSITIVE POWER
EACH
                                            3,465,141.2(1)
REPORTING
                                    8.      SHARED DISPOSITIVE POWER
PERSON WITH
                                            0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,181,391.2(2)(3)(4)

----------------------------

(1) On October 15, 1996, the reporting person entered into an "equity swap" transaction with a bank pursuant to which the reporting person received a line of credit "LOC" secured by 250,000 shares of common stock (the "pledged shares"). Loans made pursuant to the LOC will bear interest at varying LIBOR rates. The LOC is for a period of five years, and at the expiration of that period the reporting person is obligated to repay the outstanding balance of any loans made pursuant to the LOC. At that time, if the market price of Acxiom common stock is less than $18.285 per share, the bank will deliver to the reporting person the pledged shares plus cash in an amount equal to the difference between the then market value of the pledged shares and the value of such shares based on a price of $18.285 per share; if the market price of Acxiom common stock is greater than $38.195 per share, the reporting person will receive the pledged shares and be required to deliver cash to the bank in an amount equal to the difference between the then market value of the pledged shares and the value of such shares based on a price of $38.195 per share. Any dividends received by the reporting person on the pledged shares during the term of the agreement will be paid to the bank, and the reporting person will retain voting rights.

(2) Includes 360,540 shares subject to currently exercisable options.

(3) Includes 910 shares held by minor child.

(4) Includes 104,800 shares held by spouse.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.4%

12.      TYPE OF REPORTING PERSON

         IN

Item 1(a).            Name of Issuer:

                      Acxiom Corporation

Item 1(b).            Address of Issuer's Principal Executive Offices:

                      301 Industrial Boulevard
                      P.O. Box 2000
                      Conway, AR  72033-2000

Item 2(a).            Name of Person Filing:

                      Charles D. Morgan, individually

Item 2(b).            Address of Principal Business Office or, if none,
                      Residence:

                      301 Industrial Boulevard
                      P.O. Box 2000
                      Conway, AR  72033-2000

Item 2(c).            Citizenship:

                      United States of America

Item 2(d).            Title of Class of Securities:

                      Common Stock, $.10 par value

Item 2(e).            CUSIP Number:

                      005-125-109

Item 3(a-j). If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                      N/A

Item 4(a).            Amount Beneficially Owned:

                      4,181,392.2(2)(3)(4)

Item 4(b).            Percent of Class:

                      5.4%

Item 4(c).            Number of shares as to which such person has:

                      (i)  sole power to vote or to direct the vote: 3,715,141.2

                      (ii) shared power to vote or to direct the vote: 0

                      (iii)sole power to dispose or to direct the disposition
                           of:  3,465,141.2(2)

                      (iv) shared power to dispose or to direct the disposition
                           of: 0

Item 5.               Ownership of Five Percent or Less of a Class:

                      N/A

Item 6.               Ownership of More than Five Percent on Behalf of Another
                      Person:

                      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                      N/A

Item 8.               Identification and Classification of Members of the Group:

                      N/A

Item 9.               Notice of Dissolution of Group:

                      N/A

Item 10.              Signature:

                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      Date:   February 16, 1999

                                                  /s/ Charles D. Morgan
                                               ---------------------------------
                                               Charles D. Morgan, Individually
----------------------------
(1) On October 15, 1996, the reporting person entered into an "equity swap" transaction with a bank pursuant to which the reporting person received a line of credit "LOC" secured by 250,000 shares of common stock (the "pledged shares"). Loans made pursuant to the LOC will bear interest at varying LIBOR rates. The LOC is for a period of five years, and at the expiration of that period the reporting person is obligated to repay the outstanding balance of any loans made pursuant to the LOC. At that time, if the market price of Acxiom common stock is less than $18.285 per share, the bank will deliver to the reporting person the pledged shares plus cash in an amount equal to the difference between the then market value of the pledged shares and the value of such shares based on a price of $18.285 per share; if the market price of Acxiom common stock is greater than $38.195 per share, the reporting person will receive the pledged shares and be required to deliver cash to the bank in an amount equal to the difference between the then market value of the pledged shares and the value of such shares based on a price of $38.195 per share. Any dividends received by the reporting person on the pledged shares during the term of the agreement will be paid to the bank, and the reporting person will retain voting rights.

(2) Includes 360,540 shares subject to currently exercisable options.

(3) Includes 910 shares held by minor child.

(4) Includes 104,800 shares held my spouse.